EXHIBIT 99.6

Fusion Fuel Announces Option Grants for Senior Managers; Will Improve Alignment of Interests with Shareholders

DUBLIN, Ireland, Jan. 03, 2022 (GLOBE NEWSWIRE) -- Fusion Fuel Green PLC (NASDAQ: HTOO) ("Fusion Fuel" or the “Company”), an emerging leader in the green hydrogen sector, announced that under the Fusion Fuel Employee Incentive Plan, its Board of Directors (“the Board”) approved an award of options for five of its senior managers. With regard to each senior manager, the award comprises three elements:

  A grant of an option to purchase 200,000 Class A Ordinary Shares to vest over a three-year period having an exercise price of $10.50 per share.
  A grant of an option to purchase an additional 200,000 Class A Ordinary Shares to vest upon Fusion Fuel’s share price closing at or above $18.00 during twenty trading days out of any thirty consecutive trading day period having an exercise price of $10.50 per share.
  Eligibility to receive an option to purchase up to an additional 50,000 Class A Ordinary Shares for each of calendar years 2022, 2023, and 2024, each to be granted based on individual performance at the discretion of the Compensation Committee of the Board having an exercise price equal to the average last sales price of the Class A Ordinary Shares over the five (5) consecutive trading day period ending on the date of grant, but in no event to be lower than $10.50 per share.

All options granted will expire on December 31, 2028.

The senior managers, all members of the Executive Committee, included in the option grant are Frederico Figueira de Chaves, Chief Financial Officer; Jaime Silva, Chief Technology Officer; Joao Teixeira Wahnon, Chief of Business Development; and Jason Baran and Zach Steele, the recently hired Co-Presidents of Fusion Fuel USA.

The affiliate entities of Messrs. Figueira de Chaves, Silva and Wahnon have forfeited all rights that they previously held under the earnout provision of the Business Combination Agreement with HL Acquisitions. This forfeiture eliminates the potential issuance of 852,750 Class A Ordinary Shares and 852,750 Warrants. The Company continues to have a potential obligation for the issuance of up to 284,250 Class A Ordinary Shares and 284,250 Warrants to one of the original owners of Fusion Welcome subject to the aforementioned earnout provisions.

Commenting on both the option awards and the earnout forfeitures, Jeffrey Schwarz, Fusion Fuel’s Board Chair observed, “As a Board of Directors, we are committed to ensuring that the interests of our senior leadership team is well aligned with the long-term economic interests of our shareholders. Those who know the history of Fusion Fuel will remember that at the time the Business Combination Agreement was negotiated, an earnout provision was included which was tied solely to the execution by the company of hydrogen purchase agreements (“HPAs”) with a small group of potential southern European counterparties. As the green hydrogen sector has evolved, the breadth of the opportunities for value creation at the company has expanded markedly to include customers in geographies as diverse as Australia, MENA, and the United States and to include sales of our HEVO Solar technology as well as HPAs. This triggered a concern by the Non-Executive Directors that the structure of the earnout could cause a misalignment of the interests of senior management and the Company’s shareholders. In addition, it could cause misalignment among the Executive Committee members. That concern was the catalyst for our Board to request that Messrs. Figueira de Chaves, Silva and Wahnon secure the forfeiture of any obligation that the company might have to them or their affiliates as part of the Business Combination earnout. As a tangible sign of their commitment to the primacy of the interests of the shareholders each of Messrs. Figueira de Chaves, Silva and Wahnon have delivered the requested forfeiture.”

In response to the Board’s approval of the option awards, Mr. Figueira de Chaves observed, “Senior management’s focus is growing the value of the company for the benefit of its shareholders. If we are successful, we believe that over time Fusion Fuel’s share price will reflect that growth, thereby directly benefiting both the shareholders and our management team. As we enter the New Year, we look forward to continuing to capitalize on the extraordinary growth opportunities that the developing global green hydrogen ecosystem offers.”

About Fusion Fuel Green PLC

Fusion Fuel is an emerging leader in the green hydrogen sector committed to accelerating the energy transition through the development of disruptive, clean hydrogen technology. Fusion has created a revolutionary, integrated solar-to-hydrogen solution that enables off-grid production of hydrogen with zero carbon-emissions. Fusion Fuel’s business lines include the sale of electrolyzer technology to customers interested in building their own green hydrogen production, the development of turnkey hydrogen plants to be owned and operated by Fusion Fuel, and the sale of green hydrogen as a commodity to end-users through long-term hydrogen purchase agreements. For more information, please visit https://www.fusion-fuel.eu

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. Fusion Fuel has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that Fusion Fuel believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements are subject to risks (including those set forth in Fusion Fuel’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 14, 2021) and uncertainties which could cause actual results to differ from the forward-looking statements. Any forward-looking statement made by Fusion Fuel herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for Fusion Fuel to predict all of them. Fusion Fuel undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Investor Relations Contact
ir@fusion-fuel.eu